UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Report on Form 6-K, originally furnished with the U.S. Securities and Exchange Commission on July 2, 2025, File No. 001-39173 (the “Initial Report”), is being furnished in order to incorporate Exhibits 99.1 and 99.2 furnished as part of the Initial Report into the Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684 and File No. 333-279842) (including any prospectuses forming a part of such registration statements) of I-MAB (the “Company”). Except as set forth herein, there are no other changes to the Initial Report.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1 and 99.2 included with this Amendment No. 1 shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684 and File No. 333-279842) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Amendment No. 1 is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - I-Mab Presents Positive Givastomig Phase 1b Dose Escalation Data in Combination with Immunochemotherapy in Patients with 1L Gastric Cancers at ESMO GI 2025
99.2

Presentation - A Phase 1b dose escalation study of givastomig, a CLDN18.2 x 4-1BB bispecific antibody, in combination with immunochemotherapy in HER2-negative, CLDN18.2-positive gastric, esophageal or gastro-esophageal junction adenocarcinoma

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: July 11, 2025